AB
3/5

[redacted]

10029424

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section
MAR 01 2010
Washington, DC
110

SEC FILE NUMBER
8- 20943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CB REALTY SALES, INC.

OFFICIAL USE ONLY
7314
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5402 EAST LINCOLN DRIVE
(No. and Street)

SCOTTSDALE (City) AZ (State) 85253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN PALMER 240-744-5279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1660 International Drive (Address) MCLEAN (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/19

OATH OR AFFIRMATION

I, June Mazza Durkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CB Realty Sales, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

June Mazza Durkin
Signature

President
Title

Patricia Wright
Notary Public

Notary Public State of Arizona
Maricopa County
Patricia Wright
My Commission Expires
10/30/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
CB Realty Sales, Inc.
December 31, 2009 and 2008

KPMG LLP
1660 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors
CB Realty Sales, Inc.:

We have audited the accompanying statements of financial condition of CB Realty Sales, Inc. (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CB Realty Sales, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2010

STATEMENTS OF FINANCIAL CONDITION
CB Realty Sales, Inc.
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 90,025	$ 89,555
Receivable from Shareholder	161,482	202,042
	$ 251,507	$ 291,597
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 22,439	$ 27,088
Total liabilities	22,439	27,088
SHAREHOLDER'S EQUITY		
Common stock, $10 stated value; 100 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	99,000	99,000
Retained earnings	129,068	164,509
Total shareholder's equity	229,068	264,509
	$ 251,507	$ 291,597

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS
CB Realty Sales, Inc.
Years Ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Commissions	$ 35,400	$ 99,270
Interest	1,328	4,396
Fees for administrative services	1,500	3,500
	38,228	107,166
EXPENSES		
Salaries and benefits	52,996	56,961
Regulatory and professional fees	36,790	28,063
Rent	3,583	3,583
Communications	1,801	2,812
Employee Relations	717	1,068
Other	949	1,069
	96,836	93,556
INCOME (LOSS) BEFORE TAXES	(58,608)	13,610
INCOME TAX BENEFIT (PROVISION)	23,167	(5,380)
NET INCOME (LOSS)	$ (35,441)	$ 8,230

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
CB Realty Sales, Inc.
Years Ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2008	$ 1,000	$ 99,000	$ 156,279	$ 256,279
Net income	—	—	8,230	8,230
Balance, December 31, 2008	1,000	99,000	164,509	264,509
Net loss	—	—	(35,441)	(35,441)
Balance, December 31, 2009	$ 1,000	$ 99,000	$ 129,068	$ 229,068

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS
CB Realty Sales, Inc.
Years Ended December 31, 2009 and 2008

	2009	2008
OPERATING ACTIVITIES		
Net income (loss)	$ (35,441)	$ 8,230
Changes in assets and liabilities:		
Receivable from Shareholder	40,560	24,802
Accounts payable and accrued expenses	(4,649)	(30,430)
Cash provided by operating activities	470	2,602
INCREASE IN CASH AND CASH EQUIVALENTS	470	2,602
CASH AND CASH EQUIVALENTS at beginning of year	89,555	86,953
CASH AND CASH EQUIVALENTS at end of year	$ 90,025	$ 89,555

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
CB Realty Sales, Inc.
December 31, 2009 and 2008

NOTE 1. THE COMPANY

CB Realty Sales, Inc., a Delaware Corporation, (the "Company") is engaged primarily in the resale of limited partnership interests in Camelback Inn Associates Limited Partnership (the "Partnership"). The Partnership's business consists of the rental pooling of condominium units located in Arizona. The Company is registered as a real estate broker and broker/dealer of securities in Arizona. The Company is a wholly-owned subsidiary of Host Hotels & Resorts, Inc. (the "Shareholder").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company's records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company has evaluated subsequent events from the balance sheet date through February 25, 2010, the date at which the financial statements were issued, and determined there are no other items to disclose.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents. Cash equivalents consist of money market funds, whose fair value is determined using Level 1 inputs (as defined by U.S. GAAP) consisting of unadjusted quoted prices for identical assets or liabilities in active markets.

Commission Revenue

Commission revenue generated through the sale of condominium units for which the Company acts as broker is recorded on the settlement date.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Shareholder. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Shareholder. The amount of current and

deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The Company's provision for income taxes for 2009 and 2008 is computed on a separate entity basis and equates to a 35% federal rate plus a 4.529% state rate, net of federal benefit.
As of December 31, 2009 and 2008, the Company was owed $23,167 from the Shareholder and owed $5,380 to the Shareholder, respectively, related to its income tax benefit (provision).

NOTE 3. RELATED PARTY TRANSACTIONS

Bank Accounts

All of the Company's receipts and disbursements are recorded through the Shareholder's central accounting system and banking account, except for the bank account used to maintain the Company's minimum net capital requirement (see Note 4).

The Company is required to maintain separate accounts for any funds for the exclusive benefit of customers in its possession. Monies for the purchase or sale of partnership units are deposited by the buyer directly with the title company which then pays the Company for commissions earned on the transaction. Accordingly, the Company did not possess any funds for the exclusive benefit of customers as of December 31, 2009 or 2008. The Company has claimed, and been granted, exempt status under SEC rule 15c3–3, Section (k)(2)(A) with regards to certain filing requirements based upon its treatment of funds for the exclusive benefit of customers.

Receivable from Shareholder

The receivable from Shareholder represents revenues of the Company deposited in the Shareholder's central bank account less expenses paid on behalf of the Company by the Shareholder and distributions paid to the Shareholder. The Company earned interest on the average monthly receivable balance at approximately 0.52% and 0.84% for the years ended December 31, 2009 and 2008, respectively.

Services Rendered

During the years ended December 31, 2009 and 2008, the Shareholder provided the Company with administrative assistance which included accounting, management and legal services. The Shareholder charged the Company $52,996 and $56,961 for these services in 2009 and 2008, respectively. These charges represent a pro-rata allocation of salaries and benefits expense incurred by employees of the Shareholder related to time dedicated to the affairs of the Company and are included as salaries and benefits expense.

NOTE 4. NET CAPITAL REQUIREMENT

The Company is required to maintain minimum net capital of $5,000. In addition, the Company is required to maintain a percentage of aggregate indebtedness to net capital not to exceed 1,500% (as these terms are defined in the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1)). On December 31, 2009, the Company's net capital (as defined) was $65,785, resulting in excess net capital of $60,785. The Company's percentage of aggregate indebtedness to net capital was 34.11% at December 31, 2009.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2009

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition				$	229,068	3480
2. Deduct ownership equity qualified for Net Capital					-	3490
3. Total ownership equity qualified for Net Capital				$	229,068	3500
4. Add:						
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					-	3520
B. Other (deductions) or allowable credits (List)					-	3525
5. Total capital and allowable subordinated liabilities				$	229,068	3530
6. Deductions and/or charges:						
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$	161,482	3540			
B. Secured demand note deficiency		-	3590			
C. Commodity futures contracts and spot commodities - proprietary capital charges		-	3600			
D. Other deductions and/or charges (List)		-	3610	$	(161,482)	3620
7. Other additions and/or credits (List)					-	3630
8. Net capital before haircuts on securities positions				$	67,586	3640
9. Haircuts on securities (comuted, where applicable, pusuant to 15c3-1(f)):						
A. Contractual securities commitments		-	3660			
B. Subordinated securities borrowings		-	3670			
C. Trading and investment securities:						
1. Exempted securities		-	3735			
2. Debt securities		-	3733			
3. Options		-	3730			
4. Other securities		-	3734			
D. Undue Concentration		-	3650			
E. Other (List) MONEY MARKET FUND		(1,801)	3736	$	(1,801)	3740
10. Net Capital				$	65,785	3750

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc. As of: December 31, 2009

Computation of Basic Net Capital Requirement

Part A

11. Minimum net captial required (6-2/3% of line 19)			$	1,496	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance w/ Note (A)			$	5,000	3758
13. Net Capital Requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	60,785	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	63,541	3770

Computation of Aggregate Indebtedness

16. Total A.I. Liabilites from Statement of Financial Condition			$	22,439	3790
17. Add:					
A. Drafts for immediate credit	-	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	-	3810			
C. Other unrecorded amounts (List)	-	3820	$	-	3830
19. Total aggregate indebtedness			$	22,439	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)				34.11%	3850

STATEMENT OF NON-ALLOWABLE ASSETS
CB Realty Sales, Inc.
As of December 31, 2009

Receivable from Host Hotels & Resorts, Inc.	$ 161,482

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: CB Realty Sales, Inc.	As of: December 31, 2009

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)			
A. (k) (1) - $2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A) - "Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3) - Exempted by order of the Commission			4580

KPMG

KPMG LLP
1660 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors
CB Realty Sales, Inc.:

In planning and performing our audit of the financial statements of CB Realty Sales, Inc. (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in

KPMG

internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

KPMG LLP
1660 International Drive
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

The Board of Directors
CB Realty Sales, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by CB Realty Sales, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no adjustments reported;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

020943 FINRA DEC
CB REALTY SALES INC 16*16
ATTN: JUNE MAZZA
5402 E LINCOLN DR
SCOTTSDALE AZ 85253-4118

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

2/11/2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ —

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CB Realty Sales, Inc.
(Name of Corporation, Partnership or other organization)

Kathleen M Palmer
(Authorized Signature)

Dated the 22nd day of February, 20 10.

FINOP, Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,436
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 24,436
2e. General Assessment @ .0025	$ #150 (to page 1 but not less than $150 minimum)